09011507

FORCE

SPEED

MOTION

SUN HYDRAULICS 2008 Annual Report

SUN

What **Sets Us Apart?**

- Highly engineered, differentiated products
- Strong process expertise and manufacturing know-how
- Most recognized brand in our industry
- Financial transparency and corporate accountability
- Global presence, with operations in seven countries
- Best distributors in key markets around the world
- Focus on long-term sustainable and profitable growth


LEADERSHIP

Financial **Highlights**

Year ended	Dec. 27, 2008	Dec. 29, 2007	Dec. 30, 2006	Dec. 31, 2005	Dec. 25, 2004
(in thousands except per share data)					
Statement of Operations:					
Net sales	**$178,278**	$167,374	$142,282	$116,757	$94,503
Gross profit	**59,117**	54,850	43,932	36,918	28,535
Operating income	**36,377**	33,635	25,051	19,180	12,294
Income before income taxes	**37,729**	34,371	24,903	19,137	11,732
Net income	**$ 25,735**	$ 22,131	$ 16,223	$ 12,808	$ 7,830
Basic net income per common share	**$ 1.55**	$ 1.35	$ 0.99	$ 0.79	$ 0.51
Diluted net income per common share	**$ 1.55**	$ 1.34	$ 0.99	$ 0.78	$ 0.50
Dividends per common share	**$ 0.45**	$ 0.34	$ 0.27	$ 0.20	$ 0.10
Other Financial Data:					
Depreciation and amortization	**$ 7,096**	$ 6,341	$ 5,849	$ 5,604	$ 5,465
Capital expenditures	**10,874**	12,591	9,525	8,813	4,987
Balance Sheet Data:					
Cash and cash equivalents	**$ 35,303**	$ 19,337	$ 9,497	$ 5,830	$ 9,762
Working capital	**50,217**	36,198	24,015	16,391	16,723
Total assets	**122,385**	110,780	87,185	73,561	71,808
Total debt	**272**	701	1,072	2,384	12,254
Shareholders' equity	**106,556**	91,882	70,800	56,440	45,403
% of Sales:					
Gross profit	**33.2%**	32.8%	30.9%	31.6%	30.2%
Operating income	**20.4%**	20.1%	17.6%	16.4%	13.0%
Net income	**14.4%**	13.2%	11.4%	11.0%	8.3%

Net **Sales**
(in millions)


$94.5
$116.8
$142.3
$167.4
$178.3
'04 '05 '06 '07 '08

Gross **Profit**
(in millions)


$28.5
$36.9
$43.9
$54.9
$59.1
'04 '05 '06 '07 '08

Cash from
Operations
(in millions)


$14.7
$17.0
$19.6
$28.2
$38.5
'04 '05 '06 '07 '08

Return on Capital
Employed
(as a percent)


16.3%
24.2%
26.0%
29.7%
34.9%
'04 '05 '06 '07 '08

Letter to **Shareholders**

Dear Sun Community:

Last year was our best year ever, despite the economic contraction that set in toward the end of it. Sales for 2008 grew by 7%, to $178.3 million, and earnings expanded by 16%, to $25.7 million. To enable our stakeholders to share in Sun's success even more, we initiated a method to make discretionary distributions of stock to our employees and cash dividends to our shareholders. We also were pleased to be recognized once again by major financial and business publications for our growth and financial performance.

There was a sad note to the year, however. Sun's founder, Bob Koski, died at his home on October 11, 2008. With his passing, the hydraulics industry lost one of its most vocal supporters and a recognized leader. Bob was a visionary and pioneer in the areas of hydraulic cartridge valves as well as horizontal management. His work laid the foundation for Sun's leadership position in the industry and for the field of organizational philosophy. We remain committed to maintaining our leadership role and to embodying Bob's high ethical standards.

Striking contrasts

The year started with a roar but finished with a whimper. Through the first half of 2008, Sun continued the explosive growth it had achieved in prior years. Sales rose 20% in the first quarter and 19% in the second, while net income soared 32% and 50%, respectively. The second quarter, in fact, marked our 20th consecutive quarter of double-digit sales growth and our 18th consecutive quarter of double-digit earnings growth. The $51.6 million of sales and $8.9 million of net income posted in the second quarter were record numbers for Sun.

The reasons for the great results remained unchanged:

- Outstanding product and delivery performance,
- New offerings of electrically actuated cartridges, enabling us to expand our sales opportunities,
- An aggressive posture in the area of integrated packages,
- A strong global presence, with distribution partners strategically located around the world, and
- The wide reach of our website, www.sunhydraulics.com, which allows customers around the world to explore our product offering 24 hours a day/seven days a week.

More than 800 Sun employees worldwide, working with a small group of committed suppliers, made it all possible.

Obscured by the lofty first-half results, though, were indications of a troublesome second half. While both international and North American sales were robust in the second quarter, material costs started to rise and the order rate began to weaken. We announced a price increase to cover escalating costs, expected some softening in certain market segments (notably those related to construction) and paid close attention to orders.

Third-quarter earnings growth was very good (29%), but on modest sales gains (of 7%). At Sun, incremental sales increases drop quickly to the bottom line once we cover our fixed costs. The third quarter perfectly demonstrated this earnings leverage.

Despite the strong earnings, we knew business was slowing. In October, the wheels came off! The slowdown in orders was drastic, and fourth-quarter sales came in at only $32.9 million, a drop of 20% from a year earlier. Sun's quarterly sales hadn't been that low since the fourth quarter of 2005.

All indicators were pointing to a protracted and possibly severe slowdown. The Purchasing Managers Index was plummeting, credit markets had collapsed, the financial industry was a mess and the government was committing hundreds of billions of dollars to bolster the economy. Some customers virtually stopped production for the remainder of 2008.

This wasn't the first time Sun was facing a cyclical downturn, of course. Using knowledge gleaned from history, in November and December we began planning for a difficult period. We knew we would have to watch spending and keep a careful eye on work schedules. We eliminated overtime, idled our factories during the holidays and froze salaries at 2008 levels for key leaders.

In mid-November, we gave a presentation at the annual Robert W. Baird & Co. Industrial Conference, one of the largest investment conferences focused on industrial companies. The title of one of our slides was "Lessons Learned." Our narrative noted that our business is cyclical, that descent and ascent are rapid, that new product development must continue, and that remaining in front of the customer is vital. Most important, we talked about the key obligation of a company's leadership—anticipation and preparation.

At Sun, we know that our success is a result of anticipating what may come and preparing for it accordingly. We certainly recognize the need to be prudent during those times when the economy is contracting.

But we also believe it is critical to continue investing in our company in anticipation of better times. Those who are best prepared to respond to rising demand in the early stages of a cyclical upturn achieve the reward of increased market share. Sun's strong balance sheet will allow us to continue making those investments that will ensure our future success.

What's ahead?

Sun will not mortgage its future at the expense of some ephemeral profit. (We consider the word "mortgage" to be apt.) We will be cautious and mindful. We may elect to delay spending on projects or machinery not critical to our growth objectives. But we remain committed to keeping our workforce intact, because that is a key component of being able to respond to increases in demand when the economy improves.

Over the next year, Sun engineering will continue to develop products our customers need. Manufacturing will implement additional productivity measures and get to some of those housekeeping things that are difficult to attend to when you are growing at double-digit rates (redesigning production work areas to improve work flows, installing new machinery and cross-training employees). We will continue to monitor our capacity situation and, if appropriate, invest to augment it. Our marketing group will continue to enhance our website and provide technical education and materials for our distribution partners; we will stay in front of the customer. We will keep improving our facilities, honing our processes and sharpening our competitive edge. We also will look for investment opportunities that could help to strengthen our competitive position. And we'll be willing to pull the trigger on the right deals.

You have our promise that every Sun employee will exercise care in his or her decision making—that is how we do things, regardless of whether the economy is expanding or contracting. Our focus will continue to be on the future, doing those things necessary to allow us to continue to grow.

Allen J. Carlson
President & CEO

Leadership

One of the tenets of **our** business philosophy is to be a **leader** in our fields of activity and in the development of our industry and community. Below are some examples that demonstrate our pursuit of that goal.

International sales continue to become a more important part of Sun's business. Our brand is the most recognized in the world and enjoys a loyal following. Our operations in seven countries (United States, England, Germany, France, South Korea, China and India) provide support to customers and more than 70 authorized distributors around the world.

Sales to **Global Markets**
(in 7 countries)



60%
50%
40%
30%
20%
10%
0%
'04
'05
'06
'07
'08
Americas
Europe
Asia/Pacific

Sales outside the Americas continue to grow.

Strength in a cyclical business

Sun's business is cyclical; it is tied to capital goods production. When demand dries up, Sun's business slows—rapidly. Our short book-to-ship ratio, four weeks on average, means we immediately feel economic shifts with little advance warning.

During the last business cycle, Sun's annual order rates began to grow in late 2002 and didn't stop growing until last November—making for 74 consecutive months of growth. The U.S. hydraulic industry's annual order rates didn't begin growing until early 2004. They stopped growing in June 2007, and from that time until March 2008, the industry was in recession. During the industry's recession, Sun's monthly order growth rate averaged 19%.*

*Statements reflect annualized percentage changes based on Company data and data compiled by the National Fluid Power Association.

Rewarding employees and shareholders

In May of 2008, we announced an innovative new method of uniting employees and shareholders to share in Sun's success. We called it a shared distribution. We made an additional stock contribution to our ESOP (Employee Stock Ownership Plan) and paid a simultaneous special cash dividend to our shareholders. The total amount of the shared distribution in 2008 was $2.25 million.

In February of 2009, we declared another shared distribution, this one totaling $4.5 million. The decision was based on the strong financial results achieved in 2008. We believe the concept of a shared distribution in highly profitable years can be an excellent way to reward both our employees and our shareholders for their support and encourage them to remain committed to Sun.

Education support

Being a leader means supporting efforts to advance the state of your art. Sun Hydraulics is a longtime supporter of educational work in fluid power. We annually donate products to any accredited two- or four-year college or university for use in their engineering labs. We routinely hire college interns in the summer months from across the U.S. and Europe; they live in Sarasota and work in our factories. Occasionally, they return to Sun as full-time employees. We fund university research projects, often helping students attain advanced degrees. With many others in our industry and the National Science Foundation, Sun provides financial support for the Center for Compact and Efficient Fluid Power at the University of Minnesota. In total, Sun and its wholly-owned companies work with 56 universities around the world.



Recognized as **One of the Best**

Number 21 on *Forbes* list of 200 Best Small Companies
Number 29 on *Business Week's* list of Hot Growth 50: Best Small Companies
Number 40 on *Fortune's* list of 100 fastest-growing businesses


SmartCraft Joystick Docking

Photo courtesy of Mercury Marine.

Helping customers develop new technologies

In 2008, our customer Mercury Marine introduced a new control and navigation system named Axius®. The Axius® system is used on boats with twin sterndrives to provide precise maneuvering using a joystick instead of a steering wheel. Boats can be moved laterally, at an angle, forward, backward and even in a circle—all by moving the joystick. Key components of this system are Sun's electrically actuated valves. These valves accept a digital signal from the joystick. When the pilot applies direction and pressure to the joystick, those commands are converted into thrust and directional control. This application of Sun's electrically actuated proportional valves highlights how we help manufacturers develop new methods of motion control.



Sterndrive steering unit featuring integrated Sun electrically actuated cartridges.



In 2008, Sun Hydraulics employees engaged in a Habitat for Humanity Sarasota project. Every Saturday morning, volunteers swung hammers and wielded paintbrushes to help provide a local low-income working family the transforming experience of homeownership. Sun personnel joined other dedicated volunteers from local businesses, churches and other organizations to help create a more stable and safe environment for the community. The **brand-new home**, sold at cost with a zero-interest mortgage, uses environmentally responsible construction methods and materials.

Habitat for Humanity Sarasota is just one example of how Sun supports the community. Employees are also engaged in many other efforts to make the Sarasota and Manatee Counties better places to live.

Financial **Section**

Contents

Selected Consolidated **Financial Data**

The following summary should be read in conjunction with the consolidated financial statements and related notes contained herein. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

The Company reports on a fiscal year that ends on the Saturday closest to December 31st. Each quarter generally consists of two 4-week periods and one 5-week period. As a result of the 2005 fiscal year ending December 31, 2005, the quarter ended April 2, 2005, consisted of one 4-week period and two 5-week periods, resulting in a 53-week year.

All stock prices and dividends are adjusted for three-for-two stock splits, effected in the form of 50% stock dividends, which were effective on July 15, 2007 and July 15, 2005.

Year ended	**Dec. 27, 2008**	Dec. 29, 2007	Dec. 30, 2006	Dec. 31, 2005	Dec. 25, 2004
(in thousands except per share data)					
Statement of Operations:					
Net sales	**$178,278**	$167,374	$142,282	$116,757	$94,503
Gross profit	**59,117**	54,850	43,932	36,918	28,535
Operating income	**36,377**	33,635	25,051	19,180	12,294
Income before income taxes	**37,729**	34,371	24,903	19,137	11,732
Net income	**$ 25,735**	$ 22,131	$ 16,223	$ 12,808	$ 7,830
Basic net income per common share	**$ 1.55**	$ 1.35	$ 0.99	$ 0.79	$ 0.51
Diluted net income per common share	**$ 1.55**	$ 1.34	$ 0.99	$ 0.78	$ 0.50
Dividends per common share	**$ 0.45**	$ 0.34	$ 0.27	$ 0.20	$ 0.10
Other Financial Data:					
Depreciation and amortization	**$ 7,096**	$ 6,341	$ 5,849	$ 5,604	$ 5,465
Capital expenditures	**10,874**	12,591	9,525	8,813	4,987
Balance Sheet Data:					
Cash and cash equivalents	**$ 35,303**	$ 19,337	$ 9,497	$ 5,830	$ 9,762
Working capital	**50,217**	36,198	24,015	16,391	16,723
Total assets	**122,385**	110,780	87,185	73,561	71,808
Total debt	**272**	701	1,072	2,384	12,254
Shareholders' equity	**106,556**	91,882	70,800	56,440	45,403

Quarterly Results of Operations

For the quarter ended	Dec. 27, 2008	Sep. 27, 2008	Jun. 28, 2008	Mar. 29, 2008
(unaudited, in thousands)				
Net sales	**$32,936**	**$44,771**	**$51,563**	**$49,008**
Gross profit	**8,210**	**14,738**	**19,075**	**17,094**
Operating income	**2,674**	**9,281**	**13,283**	**11,139**
Income before income taxes	**3,154**	**9,768**	**13,341**	**11,465**
Net income	**$ 2,480**	**$ 6,657**	**$ 8,908**	**$ 7,690**
Basic net income per common share	**$ 0.15**	**$ 0.40**	**$ 0.54**	**$ 0.46**
Diluted net income per common share	**$ 0.15**	**$ 0.40**	**$ 0.54**	**$ 0.46**

For the quarter ended	Dec. 29, 2007	Sep. 29, 2007	Jun. 30, 2007	Mar. 31, 2007
Net sales	$ 41,289	$ 41,809	$ 43,422	$ 40,854
Gross profit	13,346	13,324	14,297	13,883
Operating income	8,064	8,045	8,859	8,667
Income before income taxes	8,198	8,280	9,045	8,849
Net income	$ 5,127	$ 5,246	$ 5,952	$ 5,806
Basic net income per common share	$ 0.31	$ 0.32	$ 0.36	$ 0.35
Diluted net income per common share	$ 0.31	$ 0.32	$ 0.36	$ 0.35

For the quarter ended	Dec. 30, 2006	Sep. 30, 2006	Jul. 1, 2006	Apr. 1, 2006
Net sales	$ 34,967	$ 36,202	$ 36,928	$ 34,185
Gross profit	11,051	10,662	11,239	10,981
Operating income	6,237	5,955	6,549	6,310
Income before income taxes	6,253	5,896	6,501	6,253
Net income	$ 3,813	$ 3,916	$ 4,314	$ 4,180
Basic net income per common share	$ 0.23	$ 0.24	$ 0.26	$ 0.25
Diluted net income per common share	$ 0.23	$ 0.24	$ 0.26	$ 0.25

OVERVIEW

Sun Hydraulics Corporation is a leading designer and manufacturer of high-performance screw-in hydraulic cartridge valves and manifolds, which control force, speed and motion as integral components in fluid power systems. The Company sells its products globally through wholly-owned subsidiaries and independent distributors. Sales outside the United States for the year ended December 27, 2008, were approximately 58% of total net sales.

Approximately two thirds of product sales are used by the mobile market, which is characterized by applications where the equipment is not fixed in place, the operating environment is often unpredictable, and duty cycles are generally moderate to low. Some examples of the mobile market include equipment used in off-road construction, agriculture, fire and rescue, utilities, oil fields, and mining.

The remaining one third of sales are used by industrial markets, which are characterized by equipment that is fixed in place, typically in a controlled environment, and which operates at higher pressures and duty cycles. Power units, automation machinery, metal cutting machine tools and plastics machinery are some examples of industrial equipment. The Company sells to both markets with a single product line.

Industry Conditions

Demand for the Company's products is dependent on demand for the capital goods into which the products are incorporated. The capital goods industries in general, and the fluid power industry specifically, are subject to economic cycles. According to the National Fluid Power Association (the fluid power industry's trade association in the United States), the United States index of shipments of hydraulic products increased 8% and 1%, in 2008 and 2007, respectively.

The Company's order trend has historically tracked closely to the United States Purchasing Managers Index (PMI). The index was 32.9 at the end of December 2008 compared to 48.4 at the end of December 2007. When the PMI is below 50, it indicates economic contraction. PMI remained relatively flat throughout most of 2008 before declining by nearly 12% in September compared to August. PMI continued to drop throughout the fourth quarter with December down over 33% compared to August PMI. PMI increased 8% in January 2009 compared to December 2008.

Results for the 2008 Fiscal Year

	December 27, 2008	December 29, 2007	Increase
(Dollars in millions except net income per share)			
Twelve Months Ended			
Net Sales	**$178.3**	$167.4	7%
Net Income	**$ 25.7**	$ 22.1	16%
Net Income per share:			
Basic	**$ 1.55**	$ 1.35	15%
Diluted	**$ 1.55**	$ 1.34	16%
Three Months Ended			
Net Sales	**$ 32.9**	$ 41.3	(20)%
Net Income	**$ 2.5**	$ 5.1	(51)%
Net Income per share:			
Basic	**$ 0.15**	$ 0.31	(52)%
Diluted	**$ 0.15**	$ 0.31	(52)%

The Company experienced another record year in 2008 with sales of $178.3 million, net income of $25.7 million, and cash flow from operations of $38.5 million.

Demand from the Company's end markets was strong for the first three quarters of the year. Business began rapidly slowing in October. Because its book-to-ship cycle is so short, about four weeks, the Company began to feel the slowdown immediately. Fourth quarter sales to North America posted the smallest decline at 11%, Europe decreased 22%, and Asia was down 46%, resulting primarily from a drastic slowdown in Korea. Despite this slowdown, 2008 sales were still up 7% compared to 2007 and net income was up 16%. Orders in the first eight weeks of 2009 were as low as what we experienced at the end of 2003 and beginning of 2004.

Management is cognizant of the impact this recession has already had on the Company's business and what a protracted global downturn will mean for its business levels going forward. The Company has already experienced the reduction of sales in December 2008 and, as evidenced by the forecast, this will extend throughout the first quarter of 2009. The reduced sales, coupled with the Company's high fixed cost base, will ultimately result in a decrease in net income, which will exceed the decrease in sales. To address this decreased demand, the Company has eliminated overtime, frozen salaries for executives and key employees, intermittently shut down plants, and tightened discretionary spending.

For the past five years, the Company has benefited from a robust economic environment. The Company positioned itself to capitalize on this environment by having the appropriate products, services, and capacity to be able to satisfy our customers' needs. The Company's focus remains on preparation for the next growth cycle, developing new products, and enhancing productivity. During this period, the Company will not stop investing for future growth.

Maintaining the Company's strong balance sheet and financial flexibility remains a key strategy. The Company ended 2008 with cash of $35.3 million, up $16.0 million from the previous year, an unused line of credit of $35.0 million, and less than half a million dollars of long-term debt. The Company continued to invest in its business in 2008 with capital expenditures for the year of approximately $10.9 million. The Company estimates capital expenditures in 2009 will be $7.0 million. The Company has ample cash to do the things management believes are necessary to position the Company to take the next step in its growth.

Dividends and Shared Distribution

The Company continues to share its success with both employees and shareholders. In May 2008, the Board introduced and declared its first shared distribution dividend. The shared distribution dividend rewards employees through a contribution into their retirement accounts and concurrently rewards shareholders with a special cash dividend. The Company declared a cash dividend of $0.09 per share, relating to the shared distribution, to shareholders of record as of May 15, 2008, that was paid on May 30, 2008. In addition to 6% of 2007 wages, U.S. employees received another 3% of wages in conjunction with the shared distribution dividend. The Company developed plans for international employees to participate in these shared distributions and they will receive their first contributions in 2009. Three percent of 2008 wages was accrued for international employees throughout 2008. The Company also declared its regular quarterly dividends of $0.09 per share for each quarter of 2008. These dividends were paid on the 15th day of each month following the date of declaration. Total dividends paid were $0.45 per share in 2008 for a total of $7.5 million.

In accordance with the Company's performance for 2008, the Board of Directors felt it was appropriate to reward the Company's employees for their diligent work and its shareholders for their support. This decision is consistent with Sun's focus on long-term sustainable growth. The Board of Directors again declared a shared distribution dividend of $0.09 per share to shareholders of record on March 15, 2009, payable on March 31, 2009. Employees worldwide will receive 9% of their 2008 wages in accordance with the shared distribution, which amounts to approximately $3.0 million. The majority of employees will receive their shared distribution in the form of Company stock into qualified retirement accounts. The employee portion of the shared distribution reduced EPS for the fourth quarter and for the year by approximately $0.06 per share.

Outlook

The slowdown in business activity that began in October continued in the first two months of 2009. During this slowdown Sun has taken actions to reduce discretionary expenses while continuing to invest in people, processes, equipment, and product development. Sun's 2009 first quarter sales are expected to be approximately $25.0 million with net income near breakeven. As in past business cycles, Sun's investments throughout the business cycle directly translate into new business and increased market share as the economy recovers and that recovery in the business cycle often happens unannounced and at a rapid pace.

Results of Operations

The following table sets forth, for the periods indicated, certain items in the Company's statements of operations as a percentage of net sales.

For the year ended	**Dec. 27, 2008**	Dec. 29, 2007	Dec. 30, 2006	Dec. 31, 2005	Dec. 25, 2004
Net sales	**100.0%**	100.0%	100.0%	100.0%	100.0%
Gross profit	**33.2%**	32.8%	30.9%	31.6%	30.2%
Operating income	**20.4%**	20.1%	17.6%	16.4%	13.0%
Income before income taxes	**21.2%**	20.5%	17.5%	16.4%	12.4%

Segment Information *(in thousands)*	United States	Korea	Germany	United Kingdom	Elimination	Consolidated
2008						
Sales to unaffiliated customers	**$111,180**	**$17,455**	**$27,356**	**$22,287**	**$ —**	**$178,278**
Intercompany sales	**28,656**	**—**	**245**	**2,282**	**(31,183)**	**—**
Operating income	**24,531**	**1,148**	**7,693**	**3,231**	**(226)**	**36,377**
Total assets	**91,855**	**6,680**	**10,980**	**15,049**	**(2,179)**	**122,385**
Depreciation and amortization	**5,139**	**151**	**572**	**1,234**	**—**	**7,096**
Capital expenditures	**9,904**	**39**	**298**	**633**	**—**	**10,874**
2007						
Sales to unaffiliated customers	$ 99,516	$ 20,567	$ 24,164	$ 23,127	$ —	$167,374
Intercompany sales	30,344	—	142	2,621	(33,107)	—
Operating income	22,408	2,103	5,955	3,205	(36)	33,635
Total assets	74,026	9,067	12,710	17,079	(2,102)	110,780
Depreciation and amortization	4,488	178	556	1,119	—	6,341
Capital expenditures	9,339	284	125	2,843	—	12,591
2006						
Sales to unaffiliated customers	$ 89,077	$ 16,368	$ 19,128	$ 17,709	$ —	$142,282
Intercompany sales	25,809	—	106	2,990	(28,905)	—
Operating income	16,608	2,212	4,046	2,330	(145)	25,051
Total assets	59,505	7,580	8,187	13,756	(1,843)	87,185
Depreciation and amortization	4,206	150	510	983	—	5,849
Capital expenditures	8,408	122	238	757	—	9,525

COMPARISON OF YEARS ENDED DECEMBER 27, 2008 AND DECEMBER 29, 2007

Net Sales

Net sales were $178.3 million, an increase of $10.9 million, or 6.5%, compared to $167.4 million in 2007. Net sales increased 7.2% excluding the effect of exchange rates. The increase in net sales was primarily driven by increased demand in our end markets, which primarily include capital goods equipment. Price increases in 2008 accounted for approximately 1% of total sales. New product sales (defined as products introduced within the last five years) generally make up 15% of total sales.

North American sales increased 5.7% or $4.5 million, to $83.1 million in 2008, Asian sales increased 2.3% or $0.7 million, to $30.9 million in 2008, and European sales increased 9.2% or $5.0 million, to $59.3 million in 2008.

The U.S. reporting segment had sales of $111.2 million during 2008, up $11.7 million or 11.7%, compared to sales of $99.5 million during 2007. The increase was driven by demand in our end markets. International sales out of the U.S. were $37.1 million during 2008, up 26.6% or $7.8 million, compared to $29.3 million during 2007. Significant increases in sales were noted in Italy, China, and Australia.

The Korean reporting segment had sales of $17.5 million during 2008, down $3.1 million or 15.1%, compared to sales of $20.6 million during 2007. Currency effect reduced 2008 sales by approximately $2.0 million. The remaining decrease was related to a slowdown in sales to four major Korean customers that are in the construction equipment industry.

The German reporting segment had sales of $27.4 million during 2008, up $3.2 million or 13.2%, compared to sales of $24.2 million during 2007. Currency effect contributed approximately $2.1 million to sales in 2008. The remaining increase is primarily related to demand within Germany and in Austria.

The U.K. reporting segment had sales of $22.3 million during 2008, down $0.8 million or 3.6%, compared to sales of $23.1 million during 2007. Currency effect reduced 2008 sales by approximately $0.7 million, primarily related to sales in U.S. dollars. The U.K experienced reduced sales within the U.K. and in Ireland, while increasing sales to the Netherlands, Norway, and the United Arab Emirates.

Gross Profit

Gross profit increased $4.3 million or 7.8% to $59.1 million in 2008, compared to $54.9 million in 2007. Gross profit as a percentage of net sales increased to 33.2% in 2008, compared to 32.8% in 2007. Margins were very strong in the first and second quarter of 2008, at 34.9% and 37.0%, respectively. The Company experienced some deterioration in the third quarter of 2008 when margins slipped to 32.9%.

The sharp decline in 2008 fourth quarter sales resulted in gross margins of 24.9%. The Company has a large fixed cost base. This worked to its advantage over the last few years when the Company was able to leverage these fixed costs against consistently rising revenue. However, it has the opposite effect as the Company gets into periods of rapidly declining sales. The fixed costs remain, but cannot be absorbed as quickly by the lower revenue.

For 2008, the gross profit increases were primarily related to higher sales volume, which contributed $3.6 million of the increase. The remaining gains in gross profit were attributed to productivity improvements of approximately $0.8 million, primarily in the U.S. and U.K., and lower material costs of approximately $0.4 million, primarily in the U.S. and Europe. Decreases in overhead expenses as a percent of sales of approximately $1.2 million were offset by the increased retirement benefits primarily relating to the shared distributions of approximately $1.7 million.

Selling, Engineering and Administrative Expenses

Selling, engineering and administrative expenses in 2008 were $22.7 million, a $1.5 million, or 7.2%, increase, compared to $21.2 million in 2007. The change is primarily a result of increases in compensation of $0.6 million, fringe benefit costs of $0.7 million, and professional fees of $0.2 million. The fringe benefits include an increase in retirement benefits primarily relating to the shared distributions of approximately $0.8 million. The increase in professional fees is related to additional tax services for the R&D tax credit study.

Operating Income

Operating income increased $2.7 million or 8.2% to $36.4 million in 2008, compared to $33.6 million in 2007, with operating margins of 20.4% and 20.1% for 2008 and 2007, respectively.

The U.S. reporting segment contributed $24.5 million to our consolidated operating income during 2008 compared to $22.4 million during 2007, an increase of $2.1 million. Record sales volume contributed $2.6 million to operating income. Additional increases resulted from decreased material costs, relating to redesign and resourcing of products, and productivity improvements. Increases in operating income were partially offset by increases in retirement benefits primarily relating to the shared distributions of approximately $1.8 million.

The Korean reporting segment contributed $1.1 million to our consolidated operating income during 2008 compared to $2.1 million during 2007, a decrease of $1.0 million. Reduction in sales resulted in a $0.3 million decrease in operating income. The remaining decrease resulted from increased material costs primarily related to the devaluation of the Korean won against the U.S. dollar for purchases made in U.S. dollars.

The German reporting segment contributed $7.7 million to our consolidated operating income during 2008 compared to $6.0 million during 2007, an increase of $1.7 million. Record sales volume contributed $0.8 million to operating income. The remaining increase is primarily related to material costs due to the strength of the euro against the U.S. dollar for material purchases made in U.S. dollars during the first nine months of the year. Increases in operating income were partially offset by the shared distributions of approximately $0.2 million.

The U.K. reporting segment contributed $3.2 million to our consolidated operating income during 2008 and 2007. The reduction in sales and shared distributions reduced operating income by approximately $0.5 million. These decreases were offset by gains in productivity and a reduction in fixed costs.

Interest Income, Net

Net Interest income for 2008 was $0.8 million compared to net interest income of $0.4 million for 2007. Total average debt for 2008, was $0.5 million compared to $0.9 million for 2007. Total average cash for 2008, was $27.3 million compared to $14.4 million for 2007. The Company did not have any outstanding variable debt during 2008.

Foreign Currency Transaction Gain, Net

Net foreign currency transaction gain was $0.5 million in 2008 compared to a minimal amount in 2007. While the euro, the Korean won and the British pound weakened against the U.S. dollar, the U.K. operations experienced gains related to sales conducted in U.S. dollars and from the revaluation of Sun Ltd. balance sheet items, which were held in U.S. dollars.

Miscellaneous Income, Net

Miscellaneous income was $0.1 million in 2008 compared to $0.3 million in 2007. The decrease is primarily related to a reduction in equity method investment earnings from the prior year. The current year income was primarily a result of proceeds from an insurance claim. This amount was partially offset by a loss on disposal of assets and charitable contributions.

Income Taxes

The provision for income taxes for the year ended December 27, 2008, was 31.8% of pretax income compared to 35.6% for the year ended December 29, 2007. The change was primarily due to the relative levels of income and different tax rates in effect among the countries in which the Company sells its products and the decrease in the German Statutory tax rate. The 2008 U.S. provision includes tax expense of $0.8 million related to the repatriation of cash from the German subsidiary and a tax benefit of $0.8 million for R&D tax credits for the years 2004 through 2007.

COMPARISON OF YEARS ENDED DECEMBER 29, 2007 AND DECEMBER 30, 2006

Net Sales

Net sales were $167.4 million, an increase of $25.1 million, or 17.6%, compared to $142.3 million in 2006. Net sales increased 14.5% excluding the effect of exchange rates.

The increase was due in large part to the continued growth of international sales, particularly in Europe where sales increased 31.4%, or $13.0 million, to $54.3 million. Sales to France increased 27.0%, to Germany 30.5%, and to the U.K. 38.6%. Significant increases were also noted in Finland, Norway, Italy and Sweden.

Asian sales increased 28.5%, or $6.7 million, to $30.2 million. Domestic sales in Korea increased 25.7%, and sales to China increased 52.3%. A significant increase was also noted in Singapore.

North American sales increased 6.4%, or $4.7 million, to $78.7 million.

Gross Profit

Gross profit increased 24.9% to $54.9 million in 2007, compared to $43.9 million in 2006. Gross profit as a percentage of net sales increased to 32.8% in 2007, compared to 30.9% in 2006. Gross profit percentage increases were due to fixed cost absorption from higher sales volume, a sales price increase that occurred in July 2006, productivity improvements in the U.S. and improvements in selective material pricing on high volume purchased parts. Lower material costs in the U.K. and German operations due to the strength of local currencies against the U.S. dollar for material purchases made in U.S. dollars were also recognized.

Selling, Engineering and Administrative Expenses

Selling, engineering and administrative expenses in 2007 were $21.2 million, a $2.3 million, or 12.4%, increase, compared to $18.9 million in 2006. The change is primarily a result of increased compensation expenses, which includes stock-based compensation awards, advertising, and professional fees relating to tax, legal matters, and outside information technology services.

Interest (Income)/Expense, Net

Net interest income for 2007 was $0.4 million compared to net interest expense of $0.1 million for 2006. Total average debt for 2007 was $0.9 million compared to $1.7 million for 2006. Total average cash for 2007 was $14.4 million compared to $7.7 million for 2006. The Company did not have any outstanding variable debt during 2007.

Foreign Currency Transaction (Gain)/Loss, Net

Foreign currency transaction gain was minimal in 2007, compared to a loss of $0.2 million in 2006. While the euro, the Korean won and the British pound made gains against the U.S. dollar during the periods, the European operations experienced losses related to sales conducted in U.S. dollars and from the revaluation of Sun Ltd. balance sheet items, which were held in U.S. dollars.

Miscellaneous Income, Net

Miscellaneous income was $0.3 and $0.2 in 2007 and 2006, respectively. The increase was primarily a result of earnings from joint ventures.

Income Taxes

The provision for income taxes for the year ended December 29, 2007, was 35.6% of pretax income compared to 34.9% for the year ended December 30, 2006. The change was primarily due to the relative levels of income and different tax rates in effect among the countries in which the Company sells its products and an increase in the U.S. effective rate of approximately 1.3%. The increase was primarily a result of the phase-out of graduated rates and a change in permanent items, primarily related to the decreased benefit from joint venture earnings. These amounts were partially offset by the reversal of an unrecognized tax benefit during the period.

Liquidity and Capital Resources

Historically, the Company's primary source of capital has been cash generated from operations, although short-term fluctuations in working capital requirements have been met through borrowings under revolving lines of credit as needed. The Company's principal uses of cash have been to pay operating expenses, pay dividends to shareholders, make capital expenditures, and service debt.

Net cash flow from operations in 2008 was $38.5 million, compared to $28.2 million in 2007 and $19.6 million in 2006. The $10.3 million increase in the Company's net cash flow from operations in 2008 was due primarily to the increase in net income of $3.6 million, and decreases in accounts receivable and inventory totaling $6.0 million compared to increases in the prior year totaling $4.5 million. Cash on hand increased $16.0 million from $19.3 million in 2007 to $35.3 million in 2008. Days sales outstanding decreased to 30 in 2008 from 38 in 2007 and inventory turns increased to 11.1 in 2008 from 9.9 in 2007. The decrease in days sales outstanding is primarily attributed to the steep decline in sales during the fourth quarter. The Company has not had, nor does it anticipate, any significant issues with collectability even in this difficult economic environment. As evidenced by the inventory turns, the Company has and continues to manage inventory levels, as it manufactures and ships product on a just-in-time basis. The increase in the Company's net cash flow from operations in 2007, compared to 2006 was due primarily to the increase in net income of $5.9 million, and increases in accounts payable, and accrued expenses. In addition, the Company did not experience as much of an increase in inventory compared to the prior year.

Total capital expenditures for 2008 were $10.9 million. Capital expenditures, consisting primarily of purchases of machinery and equipment, were $8.4 million in 2008, compared to $12.6 million in 2007 and $9.5 million in 2006. Also included in capital expenditures for the year ended December 27, 2008, was the purchase of land for $2.5 million. Capital expenditures in 2009 are projected to be $7.0 million.

On August 11, 2005, the Company completed a refinancing of its existing debt in the U.S. with Fifth Third Bank (the "Bank"). The new financing consists of a secured revolving line of credit of $35 million (the "Line of Credit"). The Line of Credit is secured by the Company's U.S. assets, including its manufacturing facilities, and requires monthly payments of interest. The Line of Credit has a floating interest rate based upon LIBOR plus 1.5% or the Bank's Base Rate, whichever is more advantageous. The Line of Credit is payable in full on August 1, 2011, but maturity may be accelerated by the Bank upon an Event of Default (as defined). Prepayment may be made without penalty or premium at any time upon the required notice to the Bank. At December 27, 2008, the Line of Credit had no outstanding balance.

The Line of Credit is subject to debt covenants including: 1) Debt (as defined) to Tangible Net Worth (as defined) ratio of not more than 1.5:1.0, 2) Funded Debt (as defined) to EBITDA (as defined) ratio of not more than 2.5:1.0, and 3) EBIT (as defined) to Interest Expense (as defined) ratio of not less than 1.1:1.0; and requires the Company to maintain its primary domestic deposit accounts with the Bank. As of December 27, 2008, the Company was in compliance with all debt covenants.

The Company declared the following regular quarterly dividends to shareholders of record on the last day of the respective quarter:

	2008	2007	2006
First quarter	**$0.090**	$0.067	$0.067
Second quarter	**0.090**	0.090	0.067
Third quarter	**0.090**	0.090	0.067
Fourth quarter	**0.090**	0.090	0.067

These dividends were paid on the 15th day of each month following the date of declaration. In addition, the Company declared a special cash dividend of $0.09 per share to shareholders of record as of May 15, 2008, that was paid on May 30, 2008.

The declaration and payment of future dividends is subject to the sole discretion of the Board of Directors, and any determination as to the payment of future dividends will depend upon the Company's profitability, financial condition, capital needs, acquisition opportunities, future prospects and other factors deemed pertinent by the Board of Directors.

The Company believes that cash generated from operations and its borrowing availability under the revolving Line of Credit will be sufficient to satisfy the Company's operating expenses and capital expenditures for the foreseeable future. In the event that economic conditions were to severely worsen for a protracted period of time, the Company would have several options available to ensure liquidity in addition to increased borrowing. Capital expenditures could be postponed since they primarily pertain to long-term improvements in operations. Additional operating expense reductions also could be made. Finally, the dividend to shareholders could be reduced or suspended.

OTHER MATERIAL COMMITMENTS. Our contractual obligations and debt obligations as of December 27, 2008, are summarized in the table below (in thousands):

		Payments due by Period			
Contractual obligations	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Debt	$272	$147	$125	$—	$ —
Operating leases	182	149	33	—	—
Other long-term liabilities[1]	383	50	28	—	305
Total contractual obligations	$837	$346	$186	$—	$305

(1) Other long-term liabilities consist of deferred income of $78 and deferred compensation of $305. The deferred income is a result of a non-exclusive supply agreement with Bosch Rexroth, A.G., a German full-line hydraulic component and systems manufacturer, under which the Company will manufacture selected products carrying the Rexroth logo. In addition, the Company has a non-exclusive licensing agreement whereby Rexroth may manufacture some of the Company's products for use in its own fluid power systems. The licensing agreement was entered into in 1999 and will expire in 2010. Currently, Rexroth has elected not to manufacture any products under the licensing agreement, but continues to purchase these same products from the Company. The original amount received with regard to the licensing agreement was $500,000, which is being recognized over the life of the agreement. Deferred compensation relates to Director compensation for attendance at Board meetings. Amounts will be paid upon an individual ceasing to be a Director of the Company.

Critical Accounting Policies and Estimates

The Company currently only applies judgment and estimates which may have a material effect on the eventual outcome of assets, liabilities, revenues and expenses for impairment of long-lived assets, accounts receivable, inventory, goodwill and accruals. The following explains the basis and the procedure for each account where judgment and estimates are applied.

Revenue Recognition

The Company reports revenues, net of sales incentives, when title passes and risk of loss transfers to the customer. The effect of material non-recurring events related to product liabilities is provided for when they become known. The Company has not experienced any material product liabilities in the past.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for Impairment or Disposal of Long-lived Assets* ("SFAS 144"), long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

The Company assesses the recoverability of goodwill and intangible assets not subject to amortization under SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). See Goodwill below.

Accounts Receivable

The Company sells to most of its customers on a recurring basis, primarily through distributors with which the Company maintains long-term relationships. As a result, bad debt experience has not been material. The allowance for doubtful accounts is determined on a specific identification basis by a review of those accounts that are significantly in arrears. There can be no assurance that a distributor or a large direct sale customer with overdue accounts receivable balances will not develop financial difficulties and default on payment. See Consolidated Balance Sheets for allowance amounts.

Inventory

The Company offers a wide variety of standard products and as a matter of policy does not discontinue products. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on-hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the full inventory carrying value of those products and component parts deemed to be obsolete or slow moving. See Note 6 to the Financial Statements for inventory reserve amounts.

Goodwill

The Company acquired its Korean operations in September 1998 using the purchase method. As a result, goodwill is reflected on the Consolidated Balance Sheet. A valuation based on the cash flow method was performed at December 27, 2008 and December 29, 2007. It was determined that the value of the goodwill was not impaired. There is no assurance that the value of the acquired company will not decrease in the future due to changing business conditions. See Note 8 to the Financial Statements for goodwill amounts.

Accruals
The Company makes estimates related to certain employee benefits and miscellaneous accruals. Estimates for employee benefit accruals are based on management's assessments of estimated liabilities related to workers' compensation, health care benefits and annual contributions to an employee stock ownership plan ("ESOP"), established in 2004 as part of the Company's retirement plan. Estimates for miscellaneous accruals are based on management's assessment of estimated liabilities for costs incurred.

The Company accrues for health care benefit costs under a self-funded plan. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $115 thousand on an individual basis and approximately $6.3 million on an aggregate basis.

New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB deferred the effective date of SFAS 157 until the fiscal year beginning after November 15, 2008 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The partial adoption of SFAS 157 for financial assets and liabilities did not have a material effect on the Company's Consolidated Financial Statements. The remaining requirements of SFAS 157 are not expected to have a material effect on the Company's Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R establishes principles and requirements for an acquiring entity to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R expands on required disclosures to improve the statement users' abilities to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The adoption of SFAS 141R is not expected to have a material impact on the Company's Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 requires that a noncontrolling interest in a subsidiary be reported within equity and the amount of consolidated net income attributable to the noncontrolling interest be identified in the consolidated financial statements. SFAS 160 calls for consistency in the manner of reporting changes in the parent's ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The adoption of SFAS 160 is not expected to have a material impact on the Company's Consolidated Financial Statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133* ("SFAS 161"). This statement amends SFAS 133 by requiring enhanced disclosures about an entity's derivative instruments and hedging activities, but does not change SFAS 133's scope or accounting. SFAS 161 requires increased qualitative, quantitative and credit-risk disclosures about the entity's derivative instruments and hedging activities. SFAS 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with earlier adoption permitted. The adoption of SFAS 161 is not expected to have a material impact on the Company's Consolidated Financial Statements.

In April 2008, the FASB issued FASB Staff Position ("FSP") 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP 142-3"), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), *Business Combinations*, and other U.S. generally accepted accounting principles (GAAP). FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The adoption of FSP 142-3 is not expected to have a material impact on the Company's Consolidated Financial Statements.

In June 2008, the FASB issued FSP EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*, which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, *Earnings per Share*. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. The adoption of FSP EITF 03-6-1 is not expected to have a material impact on the Company's Consolidated Financial Statements.

Off Balance Sheet Arrangements
The Company does not engage in any off balance sheet financing arrangements. In particular, the Company does not have any interest in variable interest entities, which include special purpose entities and structured finance entities.

The Company uses the equity method of accounting to account for its investments in Sun China, WhiteOak and High Country Tek. The Company does not have a majority ownership in or exercise control over any of the entities. The Company does not believe that its investments in Sun China, WhiteOak, or High Country Tek qualify as Variable Interest Entities, within the scope of FASB Interpretation (FIN) No. 46(R), *Consolidation of Variable Interest Entities (revised December 2003)*, an interpretation of ARB No. 51, nor are they material to the financial statements of the Company at December 27, 2008.

Seasonality
The Company generally has experienced increased sales during the second quarter of the year largely as a result of the order patterns of our customers. As a result, the Company's second quarter net sales, income from operations, and net income historically are the highest of any quarter during the year.

Inflation

The impact of inflation on the Company's operating results has been moderate in recent years, reflecting generally lower rates of inflation in the economy. While inflation has not had, and the Company does not expect that it will have, a material impact upon operating results, there is no assurance that the Company's business will not be affected by inflation in the future.

Quantitative and Qualitative Disclosures About **Market Risk**

The Company is exposed to market risk from changes in interest rates on borrowed funds, which could affect its results of operations and financial condition. The Company has managed this risk by its ability to select the interest rate on its debt financing at LIBOR plus 1.5% or the Bank's Base Rate, whichever is more advantageous. The Company had no variable-rate debt outstanding at December 27, 2008, and December 29, 2007.

The Company's exposure to foreign currency exchange fluctuations relates primarily to the direct investment in its facilities in the United Kingdom, Germany, and Korea. The Company does not use financial instruments to hedge foreign currency exchange rate changes.

Market for Registrant's Common Equity, Related Stockholder Matters and **Issuer Purchases of Equity Securities**

Market Information

The Common Stock of the Company has been trading publicly under the symbol SNHY on the Nasdaq Global Select Market since the Company's initial public offering on January 9, 1997. The following table sets forth the high and low closing sale prices of the Company's Common Stock as reported by the Nasdaq Global Select Market and the dividends declared for the periods indicated. 2007 first quarter stock prices and dividend are adjusted for a three-for-two stock split, effected in the form of a 50% stock dividend, which became effective on July 15, 2007.

	High	Low	Dividends declared
2008			
First quarter	**$30.620**	**$19.130**	**$0.090**
Second quarter	**41.040**	**29.270**	**0.180**
Third quarter	**42.060**	**25.840**	**0.090**
Fourth quarter	**26.040**	**11.460**	**0.090**
2007			
First quarter	$ 18.300	$ 13.307	$ 0.067
Second quarter	32.833	17.460	0.090
Third quarter	37.990	22.520	0.090
Fourth quarter	35.990	25.130	0.090

Holders

There were 116 shareholders of record of Common Stock on February 27, 2009. The number of record holders was determined from the records of the Company's transfer agent and does not include beneficial owners of Common Stock whose shares are held in the names of securities brokers, dealers, and registered clearing agencies. The Company believes that there are approximately 12,000 beneficial owners of Common Stock.

Dividends

Quarterly dividends were paid on the 15th day of each month following the date of declaration. Additionally, the Company declared a special cash dividend of $0.09 per share to shareholders of record as of May 15, 2008, that was paid on May 30, 2008. The Company's Board of Directors currently intends to continue to pay a quarterly dividend of at least $0.09 per share during 2009 and has announced a special cash dividend of $0.09 per share to shareholders of record as of March 15, 2009, payable on March 31, 2009. However, the declaration and payment of future dividends is subject to the sole discretion of the Board of Directors, and any determination as to the payment of future dividends will depend upon the Company's profitability, financial condition, capital needs, acquisition opportunities, future prospects and other factors deemed pertinent by the Board of Directors.

Stock Split

On June 19, 2007, the Company declared a three-for-two stock split, effected in the form of a 50% stock dividend, to shareholders of record on June 30, 2007, which was paid on July 15, 2007. The Company issued approximately 5,500,000 shares of common stock as a result of the stock split. The effect of the stock split on outstanding shares, earnings per share and dividends per share has been retroactively applied to all periods presented.

On June 10, 2005, the Company declared a three-for-two stock split, effected in the form of a 50% stock dividend, to shareholders of record on June 30, 2005, payable on July 15, 2005. The Company issued approximately 3,600,000 shares of common stock as a result of the stock split. The effect of the stock split on outstanding shares, earnings per share and dividends per share has been retroactively applied to all periods presented.

Issuer Purchases of Equity Securities

The Company did not repurchase any of its stock during the fourth quarter of 2008.

Five-Year **Stock Performance Graph**

The following graph compares cumulative total return among Sun Hydraulics Corporation, the Russell 2000 Index and the Value Line Machinery Industry Stock Index, from December 27, 2003, to December 27, 2008, assuming $100 invested in each on December 27, 2003. Total return assumes reinvestment of any dividends for all companies considered within the comparison. The stock price performance shown in the graph is not necessarily indicative of future price performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Sun Hydraulics Corporation, the Russell 2000 Index
and Value Line Machinery Industry Group
$900
600
300
0
Sun Hydraulics Corporation
Russell 2000
Value Line Machinery Industry Group
12/27/03
12/25/04
12/31/05
12/30/06
12/29/07
12/27/08
* $100 invested on 12/27/03 in stock & index-including reinvesment dividends

	12/27/03	12/25/04	12/31/05	12/30/06	12/29/07	**12/27/08**
Sun Hydraulics Corporation	100.00	224.95	417.03	451.29	839.78	**612.91**
Russell 2000	100.00	118.33	123.72	146.44	144.15	**95.44**
Value Line Machinery Industry Group	100.00	124.95	135.54	161.34	213.48	**103.92**

Forward-Looking Statements

This Annual Report contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations, estimates, forecasts, and projections about us, our beliefs, and assumptions made by us, including (i) our strategies regarding growth, including our intention to develop new products; (ii) our financing plans; (iii) trends affecting our financial condition or results of operations; (iv) our ability to continue to control costs and to meet our liquidity and other financing needs; (v) the declaration and payment of dividends; and (vi) our ability to respond to changes in customer demand domestically and internationally, including as a result of standardization. In addition, we may make other written or oral statements, which constitute forward-looking statements, from time to time. Words such as "may," "expects," "projects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words, and similar expressions are intended to identify such forward-looking statements. Similarly, statements that describe our future plans, objectives or goals also are forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including those discussed below and elsewhere in this report. Our actual results may differ materially from what is expressed or forecasted in such forward-looking statements, and undue reliance should not be placed on such statements. All forward-looking statements are made as of the date hereof, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from what is expressed or forecasted in such forward-looking statements include, but are not limited to: (i) conditions in the capital markets, including the interest rate environment and the availability of capital; (ii) changes in the competitive marketplace that could affect our revenue and/or cost bases, such as increased competition, lack of qualified engineering, marketing, management or other personnel, and increased labor and raw materials costs; (iii) new product introductions, product sales mix and the geographic mix of sales nationally and internationally. Further information relating to factors that could cause actual results to differ from those anticipated is included but not limited to information under the headings "Item 1. Business," "Item 1A. Risk Factors" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Form 10-K for the year ended December 27, 2008.

Report of Independent Registered **Certified Public Accounting Firm**

To the Board of Directors and Stockholders of
Sun Hydraulics Corporation:

We have audited the accompanying consolidated balance sheets of Sun Hydraulics Corporation (a Florida corporation) and subsidiaries (collectively, The Company) as of December 27, 2008 and December 29, 2007, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 27, 2008. We also have audited Sun Hydraulics Corporation and subsidiaries internal control over financial reporting as of December 27, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sun Hydraulics Corporation and subsidiaries as of December 27, 2008 and December 29, 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 27, 2008 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Sun Hydraulics Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 27, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Kirkland, Russ, Murphy & Tapp, P.A.

Clearwater, Florida
February 27, 2009

Consolidated Balance Sheets

(in thousands, except for share information)	December 27, 2008	December 29, 2007
Assets		
Current assets:		
Cash and cash equivalents	**$ 35,176**	$ 19,191
Restricted cash	**127**	146
Accounts receivable, net of allowance for doubtful accounts of $92 and $215	**12,502**	17,029
Inventories	**9,960**	11,421
Income taxes receivable	**1,353**	—
Deferred income taxes	**259**	301
Other current assets	**1,290**	1,210
Total current assets	**60,667**	49,298
Property, plant and equipment, net	**57,726**	56,999
Other assets	**3,992**	4,483
Total assets	**$122,385**	$110,780
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	**$ 3,258**	$ 5,668
Accrued expenses and other liabilities	**5,546**	4,857
Long-term debt due within one year	**147**	417
Dividends payable	**1,499**	1,484
Income taxes payable	**—**	674
Total current liabilities	**10,450**	13,100
Long-term debt due after one year	**125**	284
Deferred income taxes	**4,871**	5,108
Other noncurrent liabilities	**383**	406
Total liabilities	**15,829**	18,898
Commitments and contingencies (Note 19)	**—**	—
Shareholders' equity:		
Preferred stock, 2,000,000 shares authorized, par value $0.001, no shares outstanding	**—**	—
Common stock, 20,000,000 shares authorized, par value $0.001, 16,658,271 and 16,493,300 shares outstanding	**17**	16
Capital in excess of par value	**38,042**	34,390
Retained earnings	**70,099**	51,844
Accumulated other comprehensive income	**(1,602)**	5,632
Total shareholders' equity	**106,556**	91,882
Total liabilities and shareholders' equity	**$122,385**	$110,780

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Operations

For the year ended	December 27, 2008	December 29, 2007	December 30, 2006
(in thousands, except per share data)			
Net sales	**$178,278**	$167,374	$142,282
Cost of sales	**119,161**	112,524	98,350
Gross profit	**59,117**	54,850	43,932
Selling, engineering and administrative expenses	**22,740**	21,215	18,881
Operating income	**36,377**	33,635	25,051
Interest (income) expense, net	**(793)**	(411)	126
Foreign currency transaction (gain) loss, net	**(467)**	(42)	187
Miscellaneous income, net	**(92)**	(283)	(165)
Income before income taxes	**37,729**	34,371	24,903
Income tax provision	**11,994**	12,240	8,680
Net income	**$ 25,735**	$ 22,131	$ 16,223
Basic net income per common share	**$ 1.55**	$ 1.35	$ 0.99
Weighted average basic shares outstanding	**16,603**	16,437	16,317
Diluted net income per common share	**$ 1.55**	$ 1.34	$ 0.99
Weighted average diluted shares outstanding	**16,634**	16,498	16,408
Dividends declared per share	**$ 0.450**	$ 0.337	$ 0.267

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statement of Shareholders' Equity and Comprehensive Income

(in thousands)	Preferred shares	Preferred stock	Common shares	Common stock	Capital in excess of par value	Unearned compensation related to restricted stock	Retained earnings	Accumulated other comprehensive income	Treasury stock	Total
Balance, December 31, 2005	—	$—	16,340	$16	$ 32,466	$(741)	$ 23,401	$ 1,647	$(349)	$ 56,440
Adjustment of unearned compensation, restricted stock					(741)	741				—
Forfeitures, restricted stock			(3)							
Shares issued, Restricted Stock			45							—
Shares issued, Stock Options			47		162					162
Shares issued, ESPP			21		238					238
Shares issued, ESOP			87		1,183					1,183
Shares retired, Repurchase Agreement			(263)		(3,300)				923	(2,377)
Purchase of treasury stock									(574)	(574)
Stock-based compensation					573					573
Tax benefit of stock-based compensation					381					381
Dividends issued							(4,345)			(4,345)
Comprehensive income:										
Net income							16,223			16,223
Foreign currency translation adjustments								2,896		2,896
Comprehensive income:										19,119
Balance, December 30, 2006	—	$—	16,274	$16	$ 30,962	$ —	$ 35,279	$ 4,543	$ —	$ 70,800
Forfeitures, restricted stock			(2)							
Shares issued, Restricted Stock			27							—
Shares issued, Stock Options			73		287					287
Shares issued, ESPP			18		272					272
Shares issued, ESOP			103		1,386					1,386
Stock-based compensation					735					735
Tax benefit of stock-based compensation					748					748
Dividends issued							(5,566)			(5,566)
Comprehensive income:										
Net income							22,131			22,131
Foreign currency translation adjustments								1,089		1,089
Comprehensive income:										23,220
Balance, December 29, 2007	—	$—	16,493	$16	$ 34,390	$ —	$ 51,844	$ 5,632	$ —	$ 91,882
Shares issued, Restricted Stock			**40**	**1**						**1**
Shares issued, Other Comp			**3**							**—**
Shares issued, Stock Options			**17**		**87**					**87**
Shares issued, ESPP			**16**		**359**					**359**
Shares issued, ESOP			**89**		**2,255**					**2,255**
Stock-based compensation					**896**					**896**
Tax benefit of stock-based compensation					**55**					**55**
Dividends issued							**(7,480)**			**(7,480)**
Comprehensive income:										
Net income							**25,735**			**25,735**
Foreign currency translation adjustments								**(7,234)**		**(7,234)**
Comprehensive income:										**18,501**
Balance, December 27, 2008	**—**	**$—**	**16,658**	**$17**	**$38,042**	**$ —**	**$70,099**	**$(1,602)**	**$ —**	**$106,556**

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Cash Flows

For the year ended (in thousands)	**December 27, 2008**	December 29, 2007	December 30, 2006
Cash flows from operating activities:			
Net income	**$ 25,735**	$ 22,131	$16,223
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**7,096**	6,341	5,849
(Gain) loss on disposal of assets	**138**	(74)	12
Stock-based compensation expense	**896**	735	573
Stock options income tax benefit	**(55)**	(748)	(381)
Allowance for doubtful accounts	**(123)**	75	30
Provision for slow-moving inventory	**102**	251	157
Provision for deferred income taxes	**(195)**	575	326
(Increase) decrease in:			
Accounts receivable	**4,650**	(3,187)	(2,972)
Inventories	**1,359**	(1,286)	(2,673)
Income tax receivable	**(1,353)**	—	236
Other current assets	**(80)**	(224)	(122)
Other assets, net	**465**	(310)	(29)
Increase (decrease) in:			
Accounts payable	**(2,410)**	856	(10)
Accrued expenses and other liabilities	**2,944**	2,184	1,385
Income taxes payable	**(619)**	814	989
Other noncurrent liabilities	**(23)**	108	17
Net cash from operating activities	**38,527**	28,241	19,610
Cash flows from investing activities:			
Investment in High Country Tek	**—**	(2,375)	—
Capital expenditures	**(10,874)**	(12,591)	(9,525)
Proceeds from dispositions of equipment	**99**	192	28
Net cash used in investing activities	**(10,775)**	(14,774)	(9,497)
Cash flows from financing activities:			
Proceeds from debt	**—**	—	7,000
Repayment of debt	**(416)**	(371)	(8,312)
Proceeds from exercise of stock options	**87**	287	162
Stock options income tax benefit	**55**	748	381
Proceeds from stock issued	**359**	272	238
Payments for purchase of treasury stock	**—**	—	(2,951)
Dividends to shareholders	**(7,465)**	(5,167)	(4,349)
Net cash used in financing activities	**(7,380)**	(4,231)	(7,831)
Effect of exchange rate changes on cash and cash equivalents	**(4,406)**	604	1,385
Net (decrease) increase in restricted cash	**(19)**	28	(295)
Net increase in cash and cash equivalents	**15,985**	9,812	3,962
Cash and cash equivalents, beginning of period	**19,337**	9,497	5,830
Cash and cash equivalents, end of period	**$ 35,303**	$ 19,337	$ 9,497
Supplemental disclosure of cash flow information:			
Cash paid:			
Interest	**$ 31**	$ 51	$ 312
Income taxes	**$ 14,216**	$ 11,599	$ 7,510
Supplemental disclosure of noncash transactions:			
Common stock issued to ESOP through accrued expenses and other liabilities	**$ 2,255**	$ 1,386	$ 1,183

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Notes to the **Consolidated Financial Statements** *(in thousands, except per share data)*

1. BUSINESS

Sun Hydraulics Corporation, and its wholly-owned subsidiaries and joint ventures, design, manufacture, and sell screw-in cartridge valves and manifolds used in hydraulic systems. The Company has facilities in the United States, the United Kingdom, Germany, Korea, France, and China. Sun Hydraulics Corporation ("Sun Hydraulics"), with its main offices located in Sarasota, Florida, designs, manufactures, and sells primarily through distributors. Sun Hydraulik Holdings Limited ("Sun Holdings"), a wholly-owned subsidiary of Sun Hydraulics, was formed to provide a holding company for the European market operations; its wholly-owned subsidiaries are Sun Hydraulics Limited (a British corporation, "Sun Ltd.") and Sun Hydraulik GmbH (a German corporation, "Sun GmbH"). Sun Ltd. operates a manufacturing and distribution facility located in Coventry, England, and Sun GmbH operates a manufacturing and distribution facility located in Erkelenz, Germany. Sun Hydraulics Korea Corporation ("Sun Korea"), a wholly-owned subsidiary of Sun Hydraulics, located in Inchon, South Korea, operates a manufacturing and distribution facility. Sun Hydraulics, SARL ("Sun France"), a wholly-owned subsidiary of Sun Hydraulics, located in Bordeaux, France, operates a sales and engineering support facility. Sun Hydraulics Systems (Shanghai) Co., Ltd. ("Sun China"), a 50/50 joint venture between Sun Hydraulics and Links Lin, the owner of Sun Hydraulics' Taiwanese distributor, is located in Shanghai, China, and operates a manufacturing and distribution facility. WhiteOak Controls, Inc. ("WhiteOak"), a 40% equity method investment, located in Mediapolis, Iowa, designs and produces complementary electronic control products. Sun Hydraulics acquired a 48% equity method investment in High Country Tek, Inc. ("HCT"), on November 30, 2007 (see Note 3). HCT, located in Nevada City, California, designs and manufactures ruggedized electronic/hydraulic control solutions for mobile equipment markets. Sun Hydraulics opened a sales office in Bangalore, India, during 2007 to develop new business opportunities in the Indian market.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies followed in the preparation of the Company's consolidated financial statements is set forth below:

Principles of Consolidation

The consolidated financial statements include the accounts and operations of Sun Hydraulics and its direct and indirect subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The Company uses the equity method of accounting for its investments in Sun China, WhiteOak, and HCT. The Company does not have a majority ownership in or exercise control over these entities.

Critical Accounting Policies and Estimates

The Company currently only applies judgment and estimates, which may have a material effect on the eventual outcome of assets, liabilities, revenues and expenses, for impairment of long-lived assets, accounts receivable, inventory, goodwill and accruals. The following explains the basis and the procedure for each account where judgment and estimates are applied.

Revenue Recognition

The Company reports revenues, net of sales incentives, when title passes and risk of loss transfers to the customer. The effect of material non-recurring events is provided for when they become known.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for Impairment or Disposal of Long-lived Assets* ("SFAS 144"), long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value.

The Company assesses the recoverability of goodwill and intangible assets not subject to amortization under SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). See Goodwill below.

Accounts Receivable

The Company sells to most of its customers on a recurring basis, primarily through distributors with which the Company maintains long-term relationships. As a result, bad debt experience has not been material. The allowance for doubtful accounts is determined on a specific identification basis by a review of those accounts that are significantly in arrears. There can be no assurance that a distributor or a large direct sale customer with overdue accounts receivable balances will not develop financial difficulties and default on payment. See the consolidated balance sheets for allowance amounts.

Inventory

The Company offers a wide variety of standard products and as a matter of policy does not discontinue products. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on-hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the full inventory carrying value of those products and component parts deemed to be obsolete or slow moving. See Note 6 to the Financial Statements for inventory reserve amounts.

Goodwill

The Company acquired its Korean operations in September 1998 using the purchase method. As a result, goodwill is reflected on the consolidated balance sheet. A valuation based on the cash flow method was performed at December 27, 2008 and December 29, 2007. It was determined that the value of the goodwill was not impaired. There is no assurance that the value of the acquired company will not decrease in the future due to changing business conditions. See Note 8 to the Financial Statements for goodwill amounts.

Accruals

The Company makes estimates related to certain employee benefits and miscellaneous accruals. Estimates for employee benefit accruals are based on management's assessments of estimated liabilities related to workers' compensation, health care benefits and annual contributions to an employee stock ownership plan ("ESOP"), established in 2004 as part of the Company's retirement plan. Estimates for miscellaneous accruals are based on management's assessment of estimated liabilities for costs incurred.

The Company accrues for health care benefit costs under a self-funded plan. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $115 on an individual basis and approximately $6,300 on an aggregate basis.

Stock Split

On June 19, 2007, the Company declared a three-for-two stock split, effected in the form of a 50% stock dividend, to shareholders of record on June 30, 2007, payable on July 15, 2007. The Company issued approximately 5,500,000 shares of common stock as a result of the stock split. The effect of the stock split on outstanding shares, earnings per share and dividends per share has been retroactively applied to all periods presented.

Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are valued at the lower of cost or market, cost being determined on a first-in, first-out basis. Obsolete and slow-moving inventory is evaluated and reserves are established based on specific criteria determined by management.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Expenditures for repairs and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repairs and maintenance are expensed as incurred. Depreciation is computed using the straight line method over the following useful lives:

	Years
Computer equipment	3–5
Machinery and equipment	4–12
Furniture and fixtures	4–10
Leasehold and land improvements	5–15
Buildings	40

Gains or losses on the retirement, sale, or disposition of property, plant, and equipment are reflected in the Consolidated Statement of Operations in the period in which the assets are taken out of service.

Valuation Assessment of Long-Lived Assets

Management periodically evaluates long-lived assets for potential impairment and will provide for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. Assets are reviewed for utilization on a monthly basis by management in conjunction with employees who work directly with the assets.

Goodwill

Goodwill, which represents the excess of the purchase price of acquisition over the fair value of the net assets acquired and other acquisition costs, is carried at cost. In accordance with SFAS 142, goodwill is not amortized by the Company. Instead, SFAS 142 requires goodwill to be reviewed for impairment on an annual basis, or more frequently if events or circumstances indicate possible impairment.

Other Assets

Other assets consist of equity investments in the Company's joint ventures in Sun China, WhiteOak and HCT. The equity investments were recorded at cost and have been adjusted for investment income or loss and dividend distributions for each quarterly period since their origin.

Revenue Recognition

Sales are recognized when products are shipped and title to the products is passed to the customer. Sales incentives are granted to customers based upon the volume of purchases. These sales incentives are recorded at the time of sales as a reduction of gross sales.

Shipping and Handling Costs

Shipping and handling costs billed to distributors and customers are recorded in revenue. Shipping costs incurred by the Company are recorded in cost of goods sold.

Foreign Currency Translation and Transactions

The Company follows the translation policy provided by SFAS No. 52, *Foreign Currency Translation*. The pound sterling is the functional currency of Sun Ltd. The euro is the functional currency of Sun GmbH. The South Korean won is the functional currency of Sun Korea. The U.S. dollar is the functional currency for Sun Hydraulics and the reporting currency for the consolidated group. The assets and liabilities of Sun Ltd., Sun GmbH, and Sun Korea are translated at the exchange rate in effect at the balance sheet date, and income and expense items are translated at the average annual rate of exchange for the period. The resulting unrealized translation gains and losses are included as a component of shareholders' equity designated as "accumulated other comprehensive income." Realized gains and losses from foreign currency transactions are included in the Consolidated Statement of Operations.

Income Taxes

The Company follows the income tax policy provided by SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"). This Statement provides for a liability approach under which deferred income taxes are provided for based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. These differences result from items reported differently for financial reporting and income tax purposes, primarily depreciation, accrued expenses and reserves.

In July 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes, and Related Implementation Issues* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company's Consolidated Financial Statements. The Company had unrecognized tax benefits of $36 and $34, including accrued interest, at December 27, 2008, and December 29, 2007, respectively. See Note 13 to the Financial Statements for tax amounts.

Stock-Based Compensation

The Company accounts for stock compensation in accordance with Statement of Financial Accounting Standard ("SFAS") No. 123R, *Share-Based Payment*, ("SFAS 123R") for its share-based compensation plans. All share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in earnings over the requisite service period. Benefits of tax deductions in excess of recognized compensation costs are reported as a financing cash inflow.

3. ACQUISITIONS

On November 30, 2007, Sun Hydraulics acquired shares of preferred and common stock totaling 48% of the outstanding shares of HCT. HCT designs and manufactures ruggedized electronic/hydraulic control solutions for mobile equipment markets; products include digital valve controllers, designed specifically for the hydraulic industry, and a patented suite of software products called Intella™. The products' modular architecture allows customers to add functionality, reliability, and precision, while preserving their investment in prior application development. HCT complements the Company's electro-hydraulic efforts, including its earlier investment in WhiteOak Controls. The acquisition price paid by the Company was $2,375. The excess paid over pro rata share of net assets of $1,363 is for developed technology, which is included within the investment account, and is being amortized over a period of 10 years. Sun Hydraulics will have the option to purchase the remaining outstanding stock of HCT after December 31, 2009, at a purchase price that will approximate fair market value.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company does not have any assets or liabilities measured at fair value on a recurring basis at December 27, 2008. The Company did not have any fair value adjustments for assets and liabilities measured at fair value on a non-recurring basis during the year ended December 27, 2008.

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable, accrued expenses and other liabilities approximate fair value based on their short-term status.

The carrying amount of long-term debt approximates fair value, as the interest rates on the debt approximate rates currently available to the Company for debt with similar terms and remaining maturities.

5. RESTRICTED CASH

On December 27, 2008 and December 29, 2007, the Company had restricted cash of $127 and $146, respectively. $44 and $60 of the 2008 and 2007 restricted cash balance, respectively, consisted of reserves for customs and excise taxes in the U.K. operation. The restricted amount was calculated as an estimate of two months of customs and excise taxes for items coming into the Company's U.K. operations and was held with Lloyd's TSB in the U.K. The remaining 2008 and 2007 amounts relate to a guarantee of VAT in our France operation. The guarantee is held with Crédit Agricole Bank in France.

6. INVENTORIES

	December 27, 2008	December 29, 2007
Raw materials	**$4,428**	$ 4,577
Work in process	**2,757**	3,863
Finished goods	**3,523**	3,627
Provision for slow-moving inventory	**(748)**	(646)
Total	**$9,960**	$11,421

7. PROPERTY, PLANT, AND EQUIPMENT

	December 27, 2008	December 29, 2007
Machinery and equipment	**$ 69,337**	$ 69,152
Office furniture and equipment	**9,712**	10,475
Buildings	**25,025**	26,635
Leasehold and land improvements	**2,599**	1,816
Land	**5,334**	2,974
	$112,007	$111,052
Less: Accumulated depreciation	**(59,217)**	(59,910)
Construction in progress	**4,936**	5,857
Total	**$ 57,726**	$ 56,999

Depreciation expense for the years ended December 27, 2008, December 29, 2007, and December 30, 2006 totaled $7,069, $6,314, and $5,822, respectively.

8. GOODWILL

On December 27, 2008 and December 29, 2007, the Company had $715 of goodwill related to its acquisition of Sun Korea.

Valuation models reflecting the expected future cash flow projections were used to value Sun Korea at December 27, 2008 and December 29, 2007. The analysis indicated that there was no impairment of the carrying value of the goodwill.

9. OTHER ASSETS

	December 27, 2008	December 29, 2007
Goodwill	**$ 715**	$ 715
Equity investment in joint venture		
Sun China	**1,081**	874
WhiteOak Controls, Inc.	**33**	64
High Country Tek, Inc.	**1,744**	2,325
Loan acquisition costs, net of amortization of $94 and $66	**76**	104
Developed technology, net of accumulated amortization of $94 and $67	**176**	203
Deposits with suppliers	**143**	166
Other	**24**	32
Total	**$3,992**	$4,483

10. ACCRUED EXPENSES AND OTHER LIABILITIES

	December 27, 2008	December 29, 2007
Compensation and benefits	**$4,277**	$3,058
Insurance	**723**	1,006
Other	**546**	793
Total	**$5,546**	$4,857

11. LONG-TERM DEBT

	December 27, 2008	December 29, 2007
$35,000 revolving line of credit, collateralized by U.S. assets, interest rate Libor + 1.5% or Bank's Base Rate at Company's discretion (1.97% at December 27, 2008), due August 1, 2011.	**$ —**	$ —
$2,400 12-year mortgage note on the German facility, fixed interest rate of 6.05%, due September 30, 2008.	**—**	260
10-year notes, fixed interest rates ranging from 3.5–5.1%, collateralized by equipment in Germany, due between 2009 and 2011.	**272**	441
	272	701
Less amounts due within one year	**(147)**	(417)
Total	**$ 125**	$ 284

The remaining principal payments are due as follows: 2009—$147; 2010—$93; 2011—$32.

On August 11, 2005, the Company completed a refinancing of its existing debt in the U.S. with Fifth Third Bank (the "Bank"). The new financing consists of a secured revolving line of credit of $35 million (the "Line of Credit"). The Line of Credit is secured by the Company's U.S. assets, including its manufacturing facilities, and requires monthly payments of interest. The Line of Credit has a floating interest rate based on LIBOR plus 1.5% or the Bank's Base Rate, whichever is more advantageous. The Line of Credit is payable in full on August 1, 2011, but maturity may be accelerated by the Bank upon an Event of Default (as defined). Prepayment may be made without penalty or premium at any time upon the required notice to the Bank. At December 27, 2008, there was no outstanding balance on the Line of Credit.

The Line of Credit is subject to debt covenants including: 1) Debt (as defined) to Tangible Net Worth (as defined) ratio of not more than 1.5:1.0, 2) Funded Debt (as defined) to EBITDA (as defined) ratio of not more than 2.5:1.0, and 3) EBIT (as defined) to Interest Expense (as defined) ratio of not less than 1.1:1.0; and requires the Company to maintain its primary domestic deposit accounts with the Bank. As of December 27, 2008, the Company was in compliance with all debt covenants.

12. DIVIDENDS TO SHAREHOLDERS

The Company declared dividends of $7,480, $5,566, and $4,345 to shareholders in 2008, 2007, and 2006, respectively.

The Company declared the following regular quarterly dividends to shareholders of record on the last day of the respective quarter:

	2008	2007	2006
First quarter	**$0.090**	$0.067	$0.067
Second quarter	**0.090**	0.090	0.067
Third quarter	**0.090**	0.090	0.067
Fourth quarter	**0.090**	0.090	0.067

These dividends were paid on the 15th day of each month following the date of declaration. In addition, the Company declared a special cash dividend of $0.09 per share to shareholders of record as of May 15, 2008, that was paid on May 30, 2008.

13. INCOME TAXES

Deferred income tax assets and liabilities are provided to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

For financial reporting purposes, income before income taxes includes the following components:

For the year ended	December 27, 2008	December 29, 2007	December 30, 2006
United States	**$24,820**	$22,789	$16,341
Foreign	**12,909**	11,582	8,562
Total	**$37,729**	$34,371	$24,903

The components of the income tax provision (benefit) are as follows:

For the year ended	December 27, 2008	December 29, 2007	December 30, 2006
Current tax expense:			
United States	**$ 7,711**	$ 7,853	$5,355
State and local	**503**	464	269
Foreign	**3,975**	3,348	2,730
Total current	**12,189**	11,665	8,354
Deferred tax expense (benefit):			
United States	**42**	217	324
State and local	**13**	(4)	(7)
Foreign	**(250)**	362	9
Total deferred	**(195)**	575	326
Total income tax provision	**$11,994**	$12,240	$8,680

The reconciliation between the effective income tax rate and the U.S. federal statutory rate is as follows:

For the year ended	**December 27, 2008**	December 29, 2007	December 30, 2006
U.S. federal taxes at statutory rate	**$13,205**	$12,043	$8,467
Increase (decrease)			
Net residual tax on foreign distributions	**827**	—	169
Foreign tax credit	**—**	(27)	—
Benefit of ETI exclusion	**—**	—	(217)
Domestic production activity deduction	**(519)**	(381)	(110)
Research and Development Tax Credit—Current Year	**(241)**	—	—
Research and Development Tax Credit—Prior Years	**(849)**	—	—
Foreign income taxed at lower rate	**(793)**	(344)	(172)
Nondeductible items	**94**	116	—
Effect of federal rate change	**—**	106	—
State and local taxes, net	**516**	460	262
Change in reserve	**2**	(174)	—
Korea withholding tax	**—**	107	—
Other	**(248)**	334	281
Income tax provision	**$11,994**	$12,240	$8,680

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes. The temporary differences that give rise to significant portions of the deferred tax assets and liabilites as of December 27, 2008 and December 29, 2007 are presented below:

	December 27, 2008	December 29, 2007
Deferred tax assets:		
Current:		
Accrued expenses and other	**$ 259**	$ 301
Total current deferred tax assets	**259**	301
Noncurrent:		
Accrued expenses and other	**387**	57
Deferred royalty income	**29**	47
Total noncurrent deferred tax assets	**416**	104
Deferred tax liabilities:		
Noncurrent:		
Depreciation	**(5,287)**	(5,137)
Other	**—**	(75)
Total noncurrent deferred tax liabilities	**(5,287)**	(5,212)
Net noncurrent deferred tax liability	**$(4,871)**	$(5,108)

A valuation allowance to reduce the deferred tax assets reported is required if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the fiscal years ended 2008 and 2007, management has determined that a valuation allowance is not required.

The Company intends and has the ability to indefinitely reinvest the earnings of its non-U.S. subsidiaries, which reflect full provision for non-U.S. income taxes, to expand its international operations. These earnings relate to ongoing operations and, at December 27, 2008, cumulative earnings were approximately $28 million. Accordingly, no provision has been made for U.S. income taxes that might be payable upon repatriation of such earnings. In the event any earnings of non-U.S. subsidiaries are repatriated, the Company will provide U.S. income taxes upon repatriation of such earnings, which will be offset by applicable foreign tax credits, subject to certain limitations. Due to specific circumstances, during the years ended December 27, 2008, and December 30, 2006, the Company repatriated $6,000 and $5,000, respectively, from its foreign subsidiaries. U.S. income taxes due based on the repatriations have been provided for in the above income tax provisions.

In July 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes, and Related Implementation Issues* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company's Consolidated Financial Statements.

The following is a roll-forward of the Company's unrecognized tax benefits:

Unrecognized tax benefits—January 1, 2007	$ 208
Increases from positions taken during prior periods	34
Lapse of statute of limitations	(208)
Unrecognized tax benefits—December 29, 2007	$ 34
Increases from positions taken during prior periods	**2**
Lapse of statute of limitations	**—**
Unrecognized tax benefits—December 27, 2008	**$ 36**

As of January 1, 2007, the Company had an unrecognized tax benefit of $208 including accrued interest. During 2007, the Company recognized the tax benefit of $208, which had a favorable effect on the effective tax rate for the period ended December 29, 2007.

At December 27, 2008, the Company had an unrecognized tax benefit of $36 including accrued interest. If recognized, the unrecognized tax benefit would have a favorable effect on the effective tax rate in future periods. The Company recognizes interest and penalties related to income tax matters in income tax expense. Interest related to the unrecognized tax benefit has been recognized and included in income tax expense. Interest accrued as of December 27, 2008, is not considered material to the Company's Consolidated Financial Statements.

The Company files U.S. federal income tax returns as well as income tax returns in various states and foreign jurisdictions. The Company is no longer subject to income tax examinations by tax authorities for years before 2004 for the majority of tax jurisdictions.

The Company's federal returns are currently under examination in the United States for the periods 2004 through 2007. To date, there have been no material assessments related to this audit.

14. STOCK OPTION PLANS

During 1996, the Company adopted the 1996 Stock Option Plan (the "Stock Option Plan"), which provides for the grant of incentive stock options and nonqualified stock options for the purchase of up to an aggregate of 2,250,000 shares of the Company's common stock by officers, employees and directors of the Company. Under the terms of the plan, incentive stock options may be granted to employees at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of the Company's voting stock). Nonqualified stock options may be granted at the discretion of the Company's Board of Directors. The maximum term of an option may not exceed 10 years, and options become exercisable at such times and in such installments as determined by the Board of Directors.

A summary of the Company's stock option plan for the years ended December 27, 2008, December 29, 2007, and December 30, 2006 is summarized as follows:

(share amounts are in thousands)	Number of shares	Exercise price range	Weighted average exercise price
Under option, December 31, 2005 (61 shares exercisable)	160	$ 3.00–12.27	$ 4.24
Granted	(45)	$ 3.00– 5.49	$ 3.61
Exercised	(2)	$ 5.49– 5.49	$ 5.49
Forfeitures	—	$ —	$ —
Under option, December 30, 2006 (84 shares exercisable)	113	$ 3.00–12.27	$ 4.47
Granted	—	$ —	$ —
Exercised	(72)	$ 3.00–12.27	$ 3.97
Forfeitures	(5)	$ 3.11– 5.49	$ 3.39
Under option, December 29, 2007 (32 shares exercisable)	36	$ 3.00–12.27	$ 5.62
Granted	—	$ —	$ —
Exercised	(17)	$ 3.00–12.27	$5.23
Forfeitures	—	$ —	$ —
Under option, December 27, 2008 (16 shares exercisable)	**19**	**$3.00–12.27**	**$5.95**

A summary of outstanding and exercisable options at December 27, 2008 is summarized as follows:

	Options Outstanding			Options Exercisable	
		Weighted average			
Range of exercise prices	Number of shares	Remaining contractual life	Exercise price	Number of shares	Weighted average exercise price
$ 3.00	5	1.83	$ 3.00	5	$ 3.00
3.11	1	2.83	3.11	1	3.11
3.15	2	1.75	3.15	2	3.15
5.49	7	2.75	5.49	7	5.49
12.27	4	3.92	12.27	1	12.27

There were no stock options granted during 2008, 2007, and 2006.

In September 2006, the Company adopted the 2006 Stock Option Plan ("2006 Plan"), which provides for the grant of incentive stock options and nonqualified stock options for the purchase of up to an aggregate of 750,000 shares of the Company's common stock by officers, employees and directors of the Company. The Company adopted the 2006 Plan due to the expiration of the Company's 1996 Stock Option Plan in 2006. Under the terms of the plan, incentive stock options may be granted to employees at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of the Company's voting stock). Nonqualified stock options may be granted at the discretion of the Company's Board of Directors. The maximum term of an option may not exceed 10 years, and options become exercisable at such times and in such installments as determined by the Board of Directors. No awards have been granted under the 2006 Plan.

During 2001, the Company adopted the 2001 Restricted Stock Plan, which provides for the grant of restricted stock of up to an aggregate of 618,750 shares of the Company's common stock to officers, employees, consultants and directors of the Company. Under the terms of the plan, the minimum period before any shares become non-forfeitable may not be less than six months. Restricted stock granted prior to January 1, 2006, was accounted for using the measurement and recognition principles of APB 25. Effective January 1, 2006, the company adopted the provisions of SFAS 123R. Accordingly, compensation cost has been measured at the date of the grant and is recognized in earnings over the period in which the shares vest. Restricted stock expense for the years ended December 27, 2008, December 27, 2007, and December 30, 2006 totaled $722, $507, and $413, respectively. At December 27, 2008, 127,589 shares remained available to be issued through the Restricted Stock Plan.

A summary of the Company's Restricted Stock Plan for the years ended December 27, 2008, December 29, 2007, and December 30, 2006, is summarized as follows:

	Number of shares	Weighted average grant-date fair value
Nonvested balance at December 31, 2005	142	$ 6.30
Granted	45	13.48
Vested	(92)	4.92
Forfeitures	(3)	8.21
Nonvested balance at December 30, 2006	92	$ 11.14
Granted	27	33.75
Vested	(49)	9.40
Forfeitures	(2)	12.90
Nonvested balance at December 29, 2007	68	$ 21.22
Granted	40	18.90
Vested	(35)	18.24
Forfeitures	—	—
Nonvested balance at December 27, 2008	**73**	**$21.45**

The Company has $1,310 of total unrecognized compensation cost related to restricted stock awards granted under the Plan as of December 27, 2008. That cost is expected to be recognized over a weighted average period of 1.48 years. Pursuant to SFAS 123R, the $741 of unearned compensation recorded as a reduction to stockholders' equity as of December 31, 2005, was reversed against the Company's additional paid-in-capital.

During 2001, the Company adopted the Employee Stock Purchase Plan ("ESPP"), which became effective August 1, 2001. Most employees are eligible to participate. Employees who choose to participate are granted an opportunity to purchase common stock at 85 percent of market value on the first or last day of the quarterly purchase period, whichever is lower. The ESPP authorizes the issuance, and the purchase by employees, of up to 731,250 shares of common stock through payroll deductions. No employee is allowed to buy more than $25,000 of common stock in any year, based on the market value of the common stock at the beginning of the purchase period. Employees purchased 15,971 shares at an average price of $22.50 and 17,987 shares at an average price of $15.10, under the ESPP during 2008 and 2007, respectively. The Company recognized $92 and $137 of compensation expense during 2008 and 2007, respectively, in accordance with SFAS 123R. At December 27, 2008, 567,771 shares remained available to be issued through the ESPP.

The Company has a Nonemployee Director Equity and Deferred Compensation Plan (the "Plan"), which originally was adopted by the Board of Directors and approved by the shareholders in 2004. The Plan was amended on March 1, 2008 and was approved by the shareholders at the 2008 Annual Meeting. Under the Plan, Directors who are not officers of the Company are paid 250 shares of Company common stock and $3 in fees for attendance at each meeting of the Board of Directors, as well as each meeting of each Board Committee on which they serve when the committee meeting is not held within one day of a meeting of the Board of Directors. Additionally, the Board of Directors has the authority to increase from time to time, as it deems desirable or appropriate, the number of shares of stock awarded to all or any one or more of the Nonemployee Directors. No more than 25,000 shares of stock, in the aggregate, may be issued under the Plan during any single calendar year. Committee Chairmen currently receive additional fees equal to 25% of normal compensation and the Chairman of the Board is paid twice the amount of normal compensation, with such additional compensation payable in Company common stock. Previously under the Plan, Nonemployee Directors were paid $5 of which half was paid in Company common stock.

Directors may elect under the Plan to receive all or part of their cash fees in Company stock and to defer receipt of their fees until a subsequent year. The Plan authorizes the issuance of up to 180,000 shares of common stock.

Directors were granted 7,961 and 3,854 shares during 2008 and 2007, respectively. At December 27, 2008, there were 16,907 deferred stock units outstanding. Deferred stock units are treated as liabilities in accordance with FAS 123R. The Company recognized director stock compensation expense of $79 and $189 for 2008 and 2007, respectively. At December 27, 2008, 153,653 shares remained available to be issued through the Plan.

15. STOCK REPURCHASE PLANS

In June 2006, the Company's Board of Directors authorized the repurchase of up to $2.5 million of Company stock, to be completed no later than January 15, 2007. The stock purchases were made in the open market. Market purchases were made subject to restrictions relating to volume, price and timing in an effort to minimize the impact of the purchases on the market for the Company's securities. The amount of the stock repurchased was used to continue to fund the Company's employee stock ownership and employee stock purchase plans. Under the plan, which was completed in July 2006, the Company had repurchased 203,073 shares at an average price of $12.31. All shares were retired during the year.

In December 2005, the Company's Board of Directors authorized the repurchase of up to $2.0 million of Company stock, to be completed no later than January 15, 2007. The stock purchases were made in the open market. Market purchases were made subject to restrictions relating to volume, price and timing in an effort to minimize the impact of the purchases on the market for the Company's securities. The amount of the stock repurchases was set based upon the anticipated number of shares that were required to fund the Company's ESOP, and employee stock purchase plan, through fiscal year 2006. The Company had repurchased 123,750 shares at an average cost of $12.58 per share and 34,047 shares at an average cost of $13.01 for the periods ending December 31, 2005 and December 30, 2006, respectively. Of the 123,750 shares purchased in 2005, 97,500 were retired prior to December 31, 2005. All remaining shares and purchases were retired during 2006.

16. EARNINGS PER SHARE

The following table represents the computation of basic and diluted net income per common share as required by SFAS No. 128, *Earnings per Share* (in thousands, except per share data):

	December 27, 2008	December 29, 2007	December 30, 2006
Net income	**$25,735**	$22,131	$16,223
Basic weighted average number of common shares outstanding	**16,603**	16,437	16,317
Basic net income per common share	**$ 1.55**	$ 1.35	$ 0.99
Effect of dilutive stock options	**31**	61	91
Diluted weighted average number of common shares outstanding	**16,634**	16,498	16,408
Diluted net income per common share	**$ 1.55**	$ 1.34	$ 0.99

17. EMPLOYEE BENEFITS

The Company has a defined contribution retirement plan covering substantially all of its eligible United States employees. Employer contributions under the retirement plan amounted to approximately $4,333, $2,573, and $2,452 during 2008, 2007, and 2006, respectively.

The Company provides supplemental pension benefits to its employees of foreign operations in addition to mandatory benefits included in local country payroll tax statutes. These supplemental pension benefits amounted to approximately $256, $348, and $425 during 2008, 2007, and 2006, respectively.

In June 2004, the Company's Board of Directors approved the establishment of an Employee Stock Ownership Plan ("ESOP") as the discretionary match portion of its 401(k) retirement plan. Prior to 2004, discretionary matches to the 401(k) plan were made in cash. The Company contributes to the ESOP for all eligible United States employees. Under the ESOP, which is 100% company funded, the Company allocates common stock to each participant's account. The allocation is generally a percentage of a participant's compensation as determined by the Board of Directors on an annual basis. The ESOP is accounted for under Statement of Position 93-6 *Employer's Accounting for Employee Stock Ownership Plans*.

The Company made annual contributions to the ESOP of 69,311 and 102,989 shares in January of 2008 and 2007, related to fiscal years 2007 and 2006, respectively. Contributions were based on annual compensation. All shares receive regular quarterly dividends payable to the ESOP to cover plan expenses.

In May 2008, the Board declared its first shared distribution dividend. The shared distribution dividend rewards employees through a contribution into their retirement accounts and concurrently rewards shareholders with a special cash dividend. As a result of the shared distribution, the Company contributed 20,185 shares to the ESOP in May 2008.

The Company incurred retirement benefit expense under the ESOP of approximately $3,221, $1,498, and $1,407 during 2008, 2007, and 2006, respectively. The 2008 amount includes both the 3% and 9% shared distributions announced in May 2008, and March 2009, respectively. These amounts are included in the total employer contributions to the retirement plan noted above.

As of January 1, 2007, there were no restrictions on the shares contributed to the ESOP. This allows participants to sell their shares to enable diversification within their individual 401(k) accounts. The Company does not have any repurchase obligations under the ESOP.

During 2008, the Company developed plans for international employees to participate in the shared distributions. Three percent of 2008 wages was accrued for international employees throughout the year. Additionally 9% of 2008 wages was accrued in accordance with the shared distribution announced in March 2009. The Company's foreign operations recognized total expense of approximately $753. Employees will receive their first contributions in 2009.

The Company awards deferred cash bonuses to key employees of its foreign operations. The deferred cash bonuses are similar to phantom stock units, in that such bonuses are tied to the value of the Company's common stock. Awards are recognized over the deferral period as variable plan awards. The Company recognized approximately $35, $539, and $219 of compensation expense in 2008, 2007, and 2006, respectively, related to the awards.

18. SEGMENT REPORTING

The individual subsidiaries comprising the Company operate predominantly in a single industry as manufacturers and distributors of hydraulic components. The Company is multinational with operations in the United States, and subsidiaries in the United Kingdom, Germany, Korea, and France. Amounts for France, due to their immateriality, are included with the U.S. In computing operating profit for the foreign subsidiaries, no allocations of general corporate expenses have been made. Management bases its financial decisions by the geographical location of its operations.

Total assets of the foreign subsidiaries are those assets related to the operation of those companies. United States assets consist of all other operating assets of the Company. Segment information is as follows:

	United States	Korea	Germany	United Kingdom	Elimination	Consolidated
2008						
Sales to unaffiliated customers	**$111,180**	**$17,455**	**$27,356**	**$22,287**	**$ —**	**$178,278**
Intercompany sales	**28,656**	**—**	**245**	**2,282**	**(31,183)**	**—**
Operating income	**24,531**	**1,148**	**7,693**	**3,231**	**(226)**	**36,377**
Total assets	**91,855**	**6,680**	**10,980**	**15,049**	**(2,179)**	**122,385**
Depreciation and amortization	**5,139**	**151**	**572**	**1,234**	**—**	**7,096**
Capital expenditures	**9,904**	**39**	**298**	**633**	**—**	**10,874**
2007						
Sales to unaffiliated customers	$ 99,516	$ 20,567	$ 24,164	$ 23,127	$ —	$167,374
Intercompany sales	30,344	—	142	2,621	(33,107)	—
Operating income	22,408	2,103	5,955	3,205	(36)	33,635
Total assets	74,026	9,067	12,710	17,079	(2,102)	110,780
Depreciation and amortization	4,488	178	556	1,119	—	6,341
Capital expenditures	9,339	284	125	2,843	—	12,591
2006						
Sales to unaffiliated customers	$ 89,077	$ 16,368	$ 19,128	$ 17,709	$ —	$142,282
Intercompany sales	25,809	—	106	2,990	(28,905)	—
Operating income	16,608	2,212	4,046	2,330	(145)	25,051
Total assets	59,505	7,580	8,187	13,756	(1,843)	87,185
Depreciation and amortization	4,206	150	510	983	—	5,849
Capital expenditures	8,408	122	238	757	—	9,525

Sales to unaffiliated customers represent sales from each of the individual subsidiaries. For information on sales to geographic locations, see the Comparisons of the Years Ended December 27, 2008 and December 29, 2007, in Management's Discussion and Analysis of Financial Condition and Results of Operations. Operating income is total sales and other operating income less operating expenses. Segment operating income does not include interest income/expense, foreign currency transaction gain/loss, and net miscellaneous income/expense.

Included in U.S. sales to unaffiliated customers were export sales of $37,073, $29,283, and $23,110 during 2008, 2007, and 2006, respectively. Export sales to Canada and Asia/Pacific totaling, $24,824, $19,981, and $15,853 during 2008, 2007, and 2006, respectively, make up the majority of these export sales. Additionally, export sales to Europe were $10,708, $8,027, and $5,346 during 2008, 2007, and 2006, respectively.

19. COMMITMENTS AND CONTINGENCIES

The Company is not a party to any legal proceedings other than routine litigation incidental to its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the results of operations, financial position or cash flows of the Company.

OPERATING LEASES—The Company leases a manufacturing facility in Lenexa, Kansas, and production support facilities in Sarasota, Florida, under operating leases having initial terms expiring between 2009 and 2010. The lease for the manufacturing facility in Kansas is expiring in May 2009 and represents approximately 17,000 square feet of space. The lease for the production support facilities in Florida is expiring in April 2010 and represents approximately 10,000 square feet. Total rental expense for the years ended December 27, 2008, 2007, and 2006 was approximately $236, $221, and $226, respectively.

Future minimum lease payments on operating leases are as follows:

2009	149
2010	33
Total minimum lease payments	$182

INSURANCE—The Company accrues for health care benefit costs under a self-funded plan. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $115 on an individual basis and approximately $6,300 on an aggregate basis. The Company records a liability for all unresolved claims at the anticipated cost to the Company at the end of the period based on management's assessment. The Company believes it has adequate reserves for all self-insurance claims.

20. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB deferred the effective date of SFAS 157 until the fiscal year beginning after November 15, 2008 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The partial adoption of SFAS 157 for financial assets and liabilities did not have a material effect on the Company's Consolidated Financial Statements. The remaining requirements of SFAS 157 are not expected to have a material effect on the Company's Consolidated Financial Statements.

In December 2007, the FASB issued SFAS 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R establishes principles and requirements for an acquiring entity to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R expands on required disclosures to improve the statement users' abilities to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The adoption of SFAS 141R is not expected to have a material impact on the Company's Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 requires that a noncontrolling interest in a subsidiary be reported within equity and the amount of consolidated net income attributable to the noncontrolling interest be identified in the consolidated financial statements. SFAS 160 calls for consistency in the manner of reporting changes in the parent's ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The adoption of SFAS 160 is not expected to have a material impact on the Company's Consolidated Financial Statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133* ("SFAS 161"). This statement amends SFAS 133 by requiring enhanced disclosures about an entity's derivative instruments and hedging activities, but does not change SFAS 133's scope or accounting. SFAS 161 requires increased qualitative, quantitative and credit-risk disclosures about the entity's derivative instruments and hedging activities. SFAS 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with earlier adoption permitted. The adoption of SFAS 161 is not expected to have a material impact on the Company's Consolidated Financial Statements.

In April 2008, the FASB issued FASB Staff Position ("FSP") 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP 142-3"), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), *Business Combinations*, and other U.S. generally accepted accounting principles (GAAP). FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The adoption of FSP 142-3 is not expected to have a material impact on the Company's Consolidated Financial Statements.

In June 2008, the FASB issued FSP EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*, which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, *Earnings per Share*. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. The adoption of FSP EITF 03-6-1 is not expected to have a material impact on the Company's Consolidated Financial Statements.

Controls and **Procedures**

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Rules 13a–15(e) and 15d–15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report, have concluded that our disclosure controls and procedures are effective and are designed to ensure that the information we are required to disclose is recorded, processed, summarized and reported within the necessary time periods. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit pursuant to the Securities Exchange Act of 1934, as amended, are accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over **Financial Reporting**

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

There were no changes in the Company's internal control over financial reporting during the quarter ended December 27, 2008, that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on **Internal Control over Financial Reporting**

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a–15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded, as necessary, to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the *Internal Control—Integrated Framework*, management, with the participation of the Chief Executive Officer and Chief Financial Officer, concluded that the internal control over financial reporting was effective as of December 27, 2008.

The effectiveness of the Company's internal control over financial reporting as of December 27, 2008 has been audited by Kirkland, Russ, Murphy and Tapp, P.A., an independent registered certified public accounting firm, as stated in their report.

Shareholder **Information**

Corporate Officers

Allen J. Carlson
President, CEO

Tricia L. Fulton
Chief Financial Officer

Jeffrey Cooper
Officer

Tim A. Twitty
Officer

Peter G. Robson
General Manager
Sun Hydraulics Limited

Directors

Marc Bertoneche, PhD
Professor, Business Administration
University of Bordeaux

Allen J. Carlson
President, CEO
Sun Hydraulics Corporation

John S. Kahler
President, CEO, *retired*
Cincinnati Incorporated

Christine L. Koski
Vice President, Marketing
nMetric LLC

Philippe Lemaitre
Chairman, President, CEO *retired*
Woodhead Industries, Inc.

Ferdinand E. Megerlin, Dr.-Ing.
Chairman of the Board
Sun Hydraulics Corporation
Advisor and former member of
the Executive Board of Linde AG

David N. Wormley, PhD
Dean, Engineering School
Pennsylvania State University

Legal Counsel
Shumaker, Loop & Kendrick, LLP
Tampa, Florida

Auditors
Kirkland, Russ, Murphy & Tapp, P.A.
Clearwater, Florida

Corporate Headquarters

Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, Florida 34243
Phone: 941-362-1200
Fax: 941-355-4497

Investor Relations
If you wish to be placed on Sun Hydraulics' email list for periodic news and financial releases, please send your request to investor@sunhydraulics.com or visit Sun's website to sign up.

The Company's Annual Reports, Forms 10-K, 10-Q, 3, 4, 5, and press releases are available at the Investor Relations section of Sun's website, www.sunhydraulics.com, or by request from corporate headquarters.

If you require a hard copy of Form 10-K, a copy will be provided without charge upon request to:

Investor Relations
Sun Hydraulics
1500 West University Parkway
Sarasota, Florida 34243

Transfer Agent
Computershare
Canton, Massachusetts

Common Stock Information
The Common Stock of Sun Hydraulics Corporation is traded on the NASDAQ National Market under the symbol SNHY.

As of April 17, 2009, there were 120 shareholders of record. The number of record holders was determined from the records of the Company's transfer agent and does not include beneficial owners of common stock whose shares are held in the name of various securities brokers, dealers and registered clearing agencies. The Company believes that there are approximately 12,000 beneficial owners of common stock.

As of April 17, 2009, the closing price per share of SNHY stock was $15.50 and there were 16,873,868 shares outstanding.

Shareholders' Annual Meeting
The annual meeting of shareholders will be held at 10:00 a.m. Eastern Time on Monday, June 8, 2009, at:
Sun Hydraulics Corporation
701 Tallevast Road
Sarasota, Florida 34243

Designed by Curran & Connors, Inc. / www.curran-connors.com

Locations **Worldwide**

Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, Florida 34243 USA
Phone: 941-362-1200
Email: suninfo@sunhydraulics.com

Sun Hydraulics Limited
Wheler Road
Coventry C3V 4LA England
Phone: 44-2476-217400
Email: sales@sunuk.com

Sun Hydraulik GmbH
Brusseler Allee 2
D-41812 Erkelenz, Germany
Phone: 49-2431-8091-0
Email: info@sunhydraulik.de

Sun Hydraulics, S.A.R.L.
Parc Innolin
6 rue du Golf
33700 Mérignac, France
Phone: 33-557-291529
Email: info@sunfr.com

Sun Hydraulics Korea Corporation
97B 13L Namdong Industrial Complex
664-12 Gojan Dong, Namdong Gu
Inchon, 405-310 Korea
Phone: 82-32-813-1350
Email: sales@sunhydraulics.co.kr

Sun Hydraulics Systems (Shanghai) Co., Ltd.
No. 339 Rong Xing Road
Rongbei Town, Sonjiang
Shanghai, China
Phone: 86-21-5778-0778
Email: sunchina@online.sh.cn

Sun Hydraulics (India)
No. 1, 1st Main Road, Munnekolala Extension
Marathahalli Outer Ring Road
Bangalore-560037 India
Phone: 0091-80-25236325
Email: reddy@sunhydraulics.com

sun hydraulics CORPORATION

www.sunhydraulics.com